SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D

         Under the Securities Exchange Act of 1934
                            (Amendment No. 5)*

                        Numar Corporation
                             (Name of Issuer)

                            Common Stock
                   (Title of Class of Securities)

                                67052E105
                              (CUSIP Number)

                        Centennial Associates, L.P.
                   900 Third Avenue, New York, NY  10022
                              (212) 753-5150
                   Attention:  Peter K. Seldin
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                         June 6, 1997
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (continued on following page(s))

Cusip No.: 67052E105


1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Centennial Associates, L.P.
                         (13-2860099)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:          158,241
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     158,241

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    158,241

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  1.88%

14) Type of Reporting Person:                PN

Cusip No.: 67052E105

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Centennial Energy Partners, L.P.
                         (13-3793743)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:          318,000
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     318,000

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    318,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  3.79%

14) Type of Reporting Person:                PN

Cusip No.: 67052E105

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Tercentennial Energy Partners, L.P.
                         (13-3877256)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
     Beneficially  (8)  Shared Voting Power:          149,500
     Owned by
         Each           (9)  Sole Dispositive Power:                   -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     149,500

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    149,500

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  1.78%

14) Type of Reporting Person:                PN

Cusip No.: 67052E105

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Quadrennial Partners, L.P.
                         (13-3883223)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
     Beneficially  (8)  Shared Voting Power:          61,000    Owned by
         Each           (9)  Sole Dispositive Power:                   -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     61,000

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    61,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  0.73%

14) Type of Reporting Person:                PN

Cusip No.: 67052E105

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Joseph H. Reich & Co., Inc.
                         (13-3432270)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               OO

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       New York

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:            -0-
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:      21,400

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    21,400

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  0.25%

14) Type of Reporting Person:                CO

Cusip No.: 67052E105

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Joseph H. Reich

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:          686,741
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     708,141

11) Aggregate Amount Beneficially Owned by Each Reporting Person:   708,141

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):   8.43%

14) Type of Reporting Person:                IN

Cusip No.: 67052E105

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Peter K. Seldin

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:          686,741
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     708,141

11) Aggregate Amount Beneficially Owned by Each Reporting Person:   708,141



12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  8.43%

14) Type of Reporting Person:                IN

Cusip No.: 67052E105

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Tracy S. Nagler

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:          686,741
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     708,141

11) Aggregate Amount Beneficially Owned by Each Reporting Person:   708,141



12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  8.43%

14) Type of Reporting Person:                IN

Cusip No.: 67052E105

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: G. Bryan Dutt

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:          686,741
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     686,741

11) Aggregate Amount Beneficially Owned by Each Reporting Person:    686,741



12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  8.17%

14) Type of Reporting Person:                IN

         This Amendment No. 5 to schedule 13D, originally filed February 1,
1995 (the "Schedule 13D") by Centennial Associates, L.P., relates to the common stock (the "Common Stock") of Numar Corporation (the "Company"), whose principal executive offices are at 508 Lapp Road, Malvern, PA 19355. Unless otherwise indicated all capitalized terms used herein shall have the same meanings as set forth in the Schedule 13D. All information previously disclosed in the 13D, except as set forth herein, is reconfirmed.
Item 2 of Schedule 13D is hereby amended and restated in its entirety as follows:
         (a)This statement is filed by (i) Centennial Associates, L.P. ("Centennial"), a Delaware limited partnership, with respect to Common Stock held by it; (ii) Centennial Energy Partners, L.P.("Energy"), a Delaware limited partnership, with respect to Common Stock held by it; (iii) Tercentennial Energy Partners, L.P. ("Tercentennial"), a Delaware limited partnership, with respect to Common Stock held by it; (iv) Quadrennial Partners, L.P. ("Quadrennial"), a Delaware limited partnership, with respect to Common Stock held by it; (v) Joseph H. Reich & Co., Inc. ("JHR
& Co."), a New York corporation, with respect to Common Stock held in a discretionary account (the "Managed Account") managed by JHR & Co.; (vi) each of Joseph H. Reich, Peter K. Seldin and Tracy S. Nagler with respect to shares of Common Stock held by each of the entities named in (i) through (v) above; and
(vii) G. Bryan Dutt with respect to shares of common stock held by the entities named in (i)through (iv) above. Centennial, Energy, Tercentennial and Quadrennial are collectively referred to herein as the "Partnerships". Centennial, Energy, Tercentennial, Quadrennial, JHR & Co., Mr. Reich, Mr. Seldin, Ms. Nagler and Mr. Dutt are collectively referred to herein as the "Reporting Persons". The general partners of Centennial, Energy, Tercentennial and Quadrennial are Joseph H. Reich, Peter K. Seldin, Tracy S. Nagler and G.
Bryan Dutt.   Mr. Reich is the President, sole Shareholder and sole Director of
JHR & Co. Mr. Seldin is the Vice President of JHR & Co. Ms. Nagler is the Chief Financial Officer of JHR & Co. Any disclosures herein with respect to other than the Reporting Persons are made on information and belief.
         (b) The principal business address of each of the Reporting Persons is 900 Third Avenue, New York, New York 10022.
         (c) The principal business of Centennial, Energy, Tercentennnial and Quadrennial is that of engaging in the purchase and sale of securities for investment for its own account. The principal business of JHR & Co. is that of providing administrative and management services to the Partnerships. The present principal occupation of Mr. Reich is Managing General Partner of the Partnerships and President of JHR & Co. Mr. Seldin's present principal occupation is General Partner of the Partnerships and Vice President of JHR & Co. Ms. Nagler's present principal occupation is General Partner of the Partnerships and Chief Financial Officer of JHR & Co. Mr. Dutt's present principal occupation is General Partner of the Partnerships.
         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
         (f)  Centennial, Energy, Tercentennial and Quadrennial are Delaware
limited partnerships.   JHR & Co. is a New York Corporation.  Mr. Reich, Mr.
Seldin, Ms. Nagler and Mr. Dutt are United States citizens.
Item 3.  Source and Amount of Funds or Other Consideration.
         Item 3 of Schedule 13D is hereby supplemented by the addition of the following:
         The purchase price (excluding commissions, if any) of $147,372 for the 9,500 shares of the Common Stock purchased by Centennial was furnished from contributions made to Centennial by the partners of Centennial.
         The purchase price (excluding commissions, if any) of $69,688 for the 5,000 shares of the Common Stock purchased by Energy was furnished from contributions made to Energy by the partners of Energy.
         The purchase price (excluding commissions, if any) of $232,125 for the 15,000 shares of the Common Stock purchased by Tercentennial was furnished from contributions made to Tercentennial by the partners of Tercentennial.
         The purchase price (excluding commissions, if any) of $75,250 for the 5,000 shares of the Common Stock purchased by Quadrennial was furnished from contributions made to Quadrennial by the partners of Quadrennial.
Item 5.  Interest in Securities of the Issuer.
         Items 5(a) of Schedule 13D is hereby amended and restated in its entirety as follows:
         (a) As of the date hereof, (i) Centennial owns beneficially 158,241 shares of Common Stock, constituting approximately 1.88% of the shares outstanding, (ii) Energy owns beneficially 318,000 shares of Common Stock, constituting approximately 3.79% of the shares outstanding, (iii) Tercentennial owns beneficially 149,500 shares of Common Stock, constituting approximately 1.78% of the shares outstanding, (iv) Quadrennial owns beneficially 61,000 shares of Common Stock, constituting approximately 0.73 of the shares outstanding, (v) JHR & Co. owns beneficially 21,400 shares of Common Stock, constituting approximately 0.25% of the shares outstanding, such shares being held by it in a discretionary account (the "Managed Account") managed by JHR & Co., (vi) each of Joseph H. Reich, Peter K. Seldin and Tracy S. Nagler own beneficially 708,141 shares of Common Stock, representing the shares held by each of the entities named in (i) through (v) above and (vii) G. Bryan Dutt owns beneficially 686,741 shares of Common Stock, representing the shares held by the entity named in (i) through (iv) above. In the aggregate, the Reporting Persons beneficially own a total of 708,141 shares of Common Stock, constituting approximately 8.43% of the shares outstanding.
    The percentages used herein are based upon the 8,400,653 shares of Common Stock stated by the Company to be outstanding as of April 25, 1997 in the Company's Form 10-Q filed with the SEC for the quarter ended March 31, 1997.

         Item 5(c) of Schedule 13D is hereby supplemented by the addition of the following:
         (c)  All transactions in the Common Stock effected during the past
60 days by the Reporting Persons are set forth in Schedule A hereto. All such transactions were open market transactions. No other transactions in the Common Stock were effected by any of the Reporting Persons during the sixty day period ending on the date hereof.

                                SIGNATURES
         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true complete and correct.
Dated:  June 17, 1997
                           CENTENNIAL ASSOCIATES, L.P.

                             By: /s/Peter K. Seldin
                                 Peter K. Seldin
                                 General Partner

                           CENTENNIAL ENERGY PARTNERS, L.P.


                             By: /s/Peter K. Seldin
                                 Peter K. Seldin
                                 General Partner

                           TERCENTENNIAL ENERGY PARTNERS, L.P.

                             By: /s/Peter K. Seldin
                                  Peter K. Seldin
                                  General Partner

                           QUADRENNIAL PARTNERS, L.P.


                             By: /s/Peter K. Seldin
                                  Peter K. Seldin
                                  General Partner

                           JOSEPH H. REICH & CO., INC.


                             By: /s/Peter K. Seldin
                                 Peter K. Seldin
                                 Vice President


                                 /s/Joseph H. Reich
                                 Joseph H. Reich


                                 /s/Peter K. Seldin
                                 Peter K. Seldin


                                 /s/Tracy S. Nagler
                                 Tracy S. Nagler


                                 /s/G. Bryan Dutt
                                 G. Bryan Dutt

                                       Schedule A

OPEN MARKET TRANSACTIONS


  Date of               No. of Shares
Transaction             Purchased\(Sold)      Price Per Share


Centennial Associates, L.P.

April 17, 1997                     (5,000)                      18.7500
April 18, 1997                     (5,000)                      18.8750
April 25, 1997                     (2,500)                      20.0000


Centennial Energy Partners, L.P.


April 25, 1997                     (2,500)                      20.0000
April 28, 1997                    (10,000)                      20.4792
April 29, 1997                     (3,500)                      22.3750
June 9, 1997                  (3,500)            20.5000


               TERCENTENNIAL ENERGY PARTNERS, L.P.


April 28, 1997                    ( 5,000)                      20.4792



            QUADRENNIAL PARTNERS, L.P.

April 29, 1997                     (1,500)                      22.3750
June 6, 1997                  (5,000)            20.5000
June 9, 1997                  (1,000)            20.5000


Joseph H. Reich & Co., Inc.

              June 9, 1997                  ( 500)             20.5000